UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS PLAN PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2008

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Hourly Employee Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) as of December 31, 2008 and 2007, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2008, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, and the net assets of the Master Trust at December 31, 2008 and 2007, and the changes in its net assets and trust balances for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 26, 2009

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statements of Net Assets Available for Benefits

	December 31, 2008	December 31, 2007
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 718,687**	$ 943,879
Participant loans	**34,375**	35,095
Contributions receivable:		
Employees	**608**	611
Lockheed Martin Corporation	**197**	193
Total assets	**753,867**	979,778
Liabilities		
Administrative expenses payable	**183**	128
Net assets available for benefits	**$ 753,684**	$ 979,650

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008
(In thousands)

Net assets available for benefits at beginning of year	$	**979,650**
Additions to net assets:		
Contributions:		
Employees		**36,014**
Lockheed Martin Corporation		**10,158**
Total Contributions		**46,172**
Total additions		**46,172**
Deductions from net assets:		
Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		**177,477**
Distributions and withdrawals		**93,900**
Administrative expenses		**761**
Total deductions		**272,138**
Change in net assets		**(225,966)**
Net assets available for benefits at end of year	$	**753,684**

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Notes to Financial Statements

December 31, 2008

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING effective July 1, 2008, following ING's acquisition of the prior recordkeeper, CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for more information). The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the Plans included therein based on the number of participant units outstanding in each fund and in other investment options in which the Plan invests daily, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported on the New York Stock Exchange Composite Transactions.

The Plan includes an Employee Stock Ownership Plan feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant's account. In order for dividends to be distributed to participants, the participant's balances in the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of

1. Accounting Policies (continued)

dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin, including employees in the United States and certain U.S. citizens working abroad.

Contributions

Covered employees are eligible to enroll in the Plan after completion of the waiting period determined by their collective bargaining agreement. Collective bargaining agreements determine the maximum employee contributions and the employer matching contributions. Contributions may be made on a before-tax, after-tax, or effective January 1, 2008, Roth 401(k) basis or in any combination, and are subject to certain regulatory limitations. In general, participant contributions, including both basic contributions that are eligible for an employer match and supplemental contributions that are not eligible for an employer match, range from $1 to $164 weekly. Participants from eligible business units generally receive an employer contribution equal to 50% or 60% of participant basic contributions, subject to certain limitations as stipulated in the Plan Document. Substantially all employer contributions are made in cash, except for certain business units for which the employer contribution continues to be made in the Corporation's common stock invested in the ESOP Fund. Participants are 100% vested in the value of employer contributions and the earnings thereon.

2. Description of the Plan (continued)

Contributions (continued)

Participant and employer contributions made in cash may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they may be transferred into the Self Managed Account. Participants may make an unlimited number of transfers out of the Lockheed Martin stock funds or ESOP Fund.

An option available to participants is a Self-Managed Account (SMA), whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial spot transfer to the SMA must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50 percent of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions.

2. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

State Street Bank and Trust Company is the trustee of the ESOP fund.

Each week, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount specified in the collective bargaining agreement of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

3. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment fund, is as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Net assets:		
Investments reported at fair value, measured by quoted prices in an active market:		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:		
Lockheed Martin Common stock	$ 166,605	$ 229,797

	Year ended December 31, 2008
	(In thousands)
Changes in net assets:	
Contributions:	
Employees	$ 3,732
Lockheed Martin Corporation	1,092
Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	(36,357)
Distributions and withdrawals	(31,640)
Administrative expenses	(19)
	$(63,192)

4. Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FAS 157), as of January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The impact of the adoption of FAS 157 was not material to the Plan's financial statements.

4. Fair Value Measurements (continued)

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for information on the valuation methods used for the Master Trust's investment assets and their related levels within the fair value hierarchy). Participant loans are valued at $34,375,000 and $35,095,000 as of December 31, 2008 and December 31, 2007, respectively. Changes in value are attributable to loan repayments net of loan issuances of $720,000 in 2008. Participant loans are valued at amortized cost, which approximates fair value, and are considered to be Level 3 within the fair value hierarchy.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2008 and 2007 was 4.21% and 4.24%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

7. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. See Note 5 of the attached financial statements of the Defined Contribution Plans Master Trust for additional information.

In addition, participant loans are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

8. Reconciliation of Financial Statements to Form 5500

Net investment loss from the participation in the Master Trust reported in the financial statements is $183,000 greater than the amount reported on Form 5500 for the year ended December 31, 2008. Administrative expenses reported in the financial statements are $183,000 less than the amounts reported on Form 5500 for the year ended December 31, 2008. These differences arose from the classification of certain administrative expenses which are included in the net investment loss in the Master Trust for Form 5500 reporting purposes.

9. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs allege that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. The plaintiffs further allege that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The Judge also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo are appealing that order. The Corporation and LMIMCo dispute the allegations and are defending against them.

10. Subsequent Event

The Internal Revenue Service has determined and informed the Corporation by letter dated January 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Supplemental Schedule

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Employer Identification Number 52-1893632, Plan Number 018

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 4.0% to 10.5%; varying maturities	-	$ 34,375

* Party-in-interest for which a statutory exemption applies

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2008	2007
	(In thousands)	
Assets		
Cash and cash equivalents	**$ 974,312**	$ 915,934
Investments:		
Common stock—Lockheed Martin Corporation	**5,169,011**	6,542,252
Common stock—other	**680,757**	1,036,587
Mutual funds	**2,523,511**	4,450,016
Corporate debt securities	**100,056**	81,132
U.S. Government securities	**1,081,887**	1,056
Common/collective trusts	**6,731,585**	9,439,581
Guaranteed investment contract	**323,386**	348,204
Other investments	**35,623**	32,041
Total investments	**16,645,816**	21,930,869
Other assets:		
Dividends and interest receivable	**24,077**	12,441
Other receivables	**890**	-
Total assets	**17,645,095**	22,859,244
Liabilities		
Dividends payable	**14,298**	1,495
Administrative expenses payable	**5,709**	5,629
Accounts payable for securities purchased	**76,087**	12,320
Total liabilities	**96,094**	19,444
Net assets reflecting investments at fair value	**17,549,001**	22,839,800
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**74,454**	(49,030)
Net assets	**$ 17,623,455**	$ 22,790,770

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2008
(In thousands)

Net assets at beginning of year	$ 22,790,770
Additions to net assets:	
Contributions:	
Employees	937,151
Lockheed Martin Corporation	317,871
Total contributions	1,255,022
Investment income:	
Dividends and interest	418,503
Total investment income	418,503
Total additions	1,673,525
Deductions from net assets:	
Net realized and unrealized loss	5,718,696
Distributions and withdrawals	1,104,195
Administrative expenses	17,949
Total deductions	6,840,840
Change in net assets	(5,167,315)
Net assets at end of year	$ 17,623,455

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2008

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds certain investments of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is ING effective July 1, 2008, following ING's acquisition of the prior recordkeeper, CitiStreet, LLC.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2008	2007
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.08%	89.20%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.21%	4.24%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	3.02%	2.98%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.71%	2.72%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.18%	0.19%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.64%	0.49%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.15%	0.17%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Contributions to the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are sponsored by State Street Bank and Trust Company. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund were the Asset Allocation Funds which were custom funds established by the Corporation and were comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds were common/collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. Effective May 30, 2008, Target Date Funds (TDFs) were introduced to the Trust replacing the Asset Allocation Funds. The TDFs are custom funds established by the Lockheed Martin Investment Management Company, and are comprised of a mix of bank-commingled trust funds, separate accounts, and mutual funds managed by a number of investment managers. Each TDF is designed to be appropriate for a particular time horizon based upon a participant's retirement date. One or more of the investment managers of the portfolios underlying the TDFs may use Fair Value pricing. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors.

A Self-Managed Account (SMA) option is available to the participants of the Plans included in the Master Trust whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA. Amounts invested in the SMA option are transferred from initial investments made in other available Plan investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date. Net realized and unrealized gain/loss includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with a wrapper contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets present the fair value of the fully benefit-responsive investment contracts in the Master Trust as well as the adjustment from fair

1. Accounting Policies (continued)

value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets and trust balances is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contracts in the managed separate accounts purchased from MetLife and several other banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Contributions to the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may

2. Description of Trust (continued)

invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2008 and 2007, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plans.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plans that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund portion of the Stable Value Fund. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2008 and 2007, there were no such advances payable to the Corporation.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Net Realized and Unrealized Gains (Losses)

The components of net realized and unrealized gain (loss) is as follows:

		(In thousands)
Common stock—Lockheed Martin Corporation	$	(1,293,508)
Common stock—other		(478,504)
Mutual funds		(1,774,341)
U.S. Government securities		(19,496)
Other investments		(16,239)
Common/collective trusts		(2,127,794)
Net realized and unrealized loss of investments	$	(5,709,882)
Cash and cash equivalents		(8,814)
Total realized and unrealized loss	$	(5,718,696)

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain fully benefit-responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participants' balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by MetLife and monthly by the SSgA and Invesco CCTs. The contracts have no specific maturity dates.

The average yield earned under the MetLife contract for 2008 and 2007 was (7.26)% and 5.74%, respectively. The average yield credited to participants under the Metlife contract for 2008 and 2007 was 5.45% and 4.82%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2008			2007		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 323,386	$ 2,124	$ 47,579	$ 348,204	$ 1,898	$ 4,709
SSGA - -CCT	N/A	$ 683,757	N/A	$ (16,033)	$ 672,237	N/A	$ (35,581)
INVESCO -CCT	N/A	$ 1,344,091	$ 2,397	$ 42,908	$ 1,101,373	N/A	$ (18,158)

<u>Issuer-Initiated Contract Termination</u>

The terms of the MetLife contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Master Trust to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a

3. Investments (continued)

business unit where the participants employed by that unit represent more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit the ability of the Master Trust to transact at contract value with the participants of the Plans is probable.

4. Fair Value Measurements

The Master Trust adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FAS 157), as of January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The impact of the adoption of FAS 157 was not material to the Master Trust's financial statements.

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks categorized as Level 1 are valued based on quoted market prices. Common stocks categorized as Level 2 are valued based on quoted prices for similar securities or quoted prices for identical or similar securities in inactive markets.

U.S. Government securities categorized as Level 1 are valued based on broker quotes in an active market and those categorized as Level 2 are valued based on inputs other than

4. Fair Value Measurements (continued)

quoted prices that are observable for the asset (*e.g.*, interest rates and yield curves observable at commonly quoted intervals).

Corporate debt securities are valued based on inputs other than quoted prices that are observable for the asset (*e.g.*, interest rates and yield curves observable at commonly quoted intervals).

Mutual funds are valued by the fund manager based on the closing market prices of securities in the fund's portfolio. The net asset value (NAV) per share is the total value of the fund divided by the number of shares outstanding. Mutual funds are traded at their NAV on a nationally recognized securities exchange.

Common/collective trusts are valued by the trustee based on the closing market prices of securities in the trust's portfolio. The NAV per share is the total value of the trust divided by the number of shares outstanding. The NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract associated with the synthetic GIC is determined using the income approach methodology. The wrap is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2008:

	(In thousands)			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. Government securities	$ 281,894	$ 799,993	$ -	$ 1,081,887
Corporate debt securities		100,056	-	100,056
Common stock-other	680,757		-	680,757
Common stock - Lockheed Martin	5,169,011	-	-	5,169,011
Mutual funds	2,523,511	-	-	2,523,511
Common/collective trusts	-	6,731,585	-	6,731,585
Guaranteed investment contract	-	323,386	-	323,386
Other investments	31,102		4,521	35,623
Total Investment Assets at Fair Value	$ 8,686,275	$ 7,955,020	$ 4,521	$ 16,645,816

The fair value of the wrap contract of $4,521,000 and $1,898,000 at December 31, 2008 and 2007, respectively, is considered a Level 3 investment due to certain unobservable inputs. The change in the wrap contract's fair value in the amount of $2,623,000 is due to unrealized gains and losses.

5. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of the Company. The Master Trust held 61,412,875 and 62,153,225 shares of the Company's common stock as of December 31, 2008 and 2007, respectively. Dividends earned by the Master Trust on the Company's common stock were $ 112,239,000 for the year ended December 31, 2008.

The Master Trust invests in certain investments that are sponsored by the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, MSCI EAFE Indexed Equity Fund, and Emerging Markets Indexed Equity Fund.

5. Parties-in-Interest Transactions (continued)

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus, by Lockheed Martin Corporation as Plan Administrator

Date June 24, 2009

by: SW Brin

Steve W. Brinch, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963, 333-113769, 333-20117, and 033-58097 on Form S-8 pertaining to Lockheed Martin Corporation Hourly Employee Savings Plan Plus of our report dated June 26, 2009, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Mitchell & Titus, LLP

Washington, DC
June 26, 2009